 CareView Communications, Inc. 8-K

Exhibit 16.1

August 26, 2022

Mr. Jason Thompson, Audit Committee Chair

Mr. Steven G. Johnson, President and CEO

Ms. Sandra McRee, Chief Operating Officer

Careview Communications, Inc.

405 State Highway 121,

Suite B-240,

Lewisville, Texas 75067

Dear Mr. Thompson, Mr. Johnson and Ms. McRee:

This is to confirm that the client-auditor relationship between Careview Communications, Inc. (Commission File Number 000-54090) and BDO USA, LLP has ceased.

Sincerely,

BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.